CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2014	$497,300,000	$27,749.34

Fixed Rate Senior Notes Due 2019	$995,370,000	$55,541.65

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 119 to Registration Statement No. 333-156423 Dated May 28, 2009 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2014
Fixed Rate Senior Notes Due 2019

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2014 (the “fixed rate notes due 2014”) prior to the maturity thereof.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2019 (the “fixed rate notes due 2019” and together with the fixed rate notes due 2014, the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the fixed rate notes due 2019.

The fixed rate notes due 2014 offered hereby constitute a further issuance of, and will be consolidated with, the $2,000,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2014 issued by us on May 13, 2009. The fixed rate notes due 2014 offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2014 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2014 immediately upon settlement. Upon completion of the offering of the notes, the aggregate principal amount outstanding of the Fixed Rate Senior Notes Due 2014 will be $2,500,000,000.

The fixed rate notes due 2019 offered hereby constitute a further issuance of, and will be consolidated with, the $2,000,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2019 issued by us on May 13, 2009. The fixed rate notes due 2019 offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2019 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2019 immediately upon settlement. Upon completion of the offering of the notes, the aggregate principal amount outstanding of the Fixed Rate Senior Notes Due 2019 will be $3,000,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Fixed Rate Notes Due 2014		Fixed Rate Notes Due 2019
Principal Amount:	$500,000,000	Principal Amount:	$1,000,000,000
Maturity Date:	May 13, 2014	Maturity Date:	May 13, 2019
Settlement Date (Original Issue Date):	June 2, 2009	Settlement Date (Original Issue Date)	June 2, 2009
Interest Accrual Date:	May 13, 2009	Interest Accrual Date:	May 13, 2009
Issue Price:	99.81%, plus accrued interest	Issue Price:	99.987%, plus accrued interest

(continued on the next page)		(continued on the next page)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

KEEFE, BRUYETTE & WOODS, INC.	LOOP CAPITAL MARKETS, LLC
SIEBERT CAPITAL MARKETS

Fixed Rate Notes Due 2014 (continued)		Fixed Rate Notes Due 2019 (continued)
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage at Maturity:	100%	Redemption Percentage at Maturity:	100%
Interest Rate:	6.00% per annum (calculated on a 30/360 day count basis)	Interest Rate:	7.30% per annum (calculated on a 30/360 day count basis)
Interest Payment Dates:	Each May 13 and November 13, commencing on November 13, 2009	Interest Payment Dates:	Each May 13 and November 13, commencing on November 13, 2009
Interest Payment Period:	Semi-annual	Interest Payment Period:	Semi-annual
Business Day:	New York	Business Day:	New York
Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof	Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61747Y CF0	CUSIP:	61747Y CG8
ISIN:	US61747YCF07	ISIN:	US61747YCG89
Other Provisions:	None	Other Provisions:	Optional make-whole redemption (spread over treasury rate: plus 50 basis points)

Supplemental Information Concerning Plan of Distribution

On May 28, 2009, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.46%, plus accrued interest, for the fixed rate notes due 2014 and at a net price of 99.537%, plus accrued interest, for the fixed rate notes due 2019, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes due 2014 equals the stated issue price of 99.81%, plus accrued interest,  less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes due 2014 and the purchase price for the fixed rate notes due 2019 equals the stated issue price of 99.987%, plus accrued interest, less a combined management and underwriting commission of 0.45% of the principal amount of the fixed rate notes due 2019.

Name	Principal Amount of Fixed Rate Notes Due 2014	Principal Amount of Fixed Rate Notes Due 2019
Morgan Stanley & Co. Incorporated	$485,000,000	$970,000,000
Keefe, Bruyette & Woods, Inc.	5,000,000	10,000,000
Loop Capital Markets, LLC	5,000,000	10,000,000
Muriel Siebert & Co. Inc.	5,000,000	10,000,000
Total	$500,000,000	$1,000,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

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